OMB APPROVAL
OMB Number: 3235-0058
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2015
Estimated average burden
hours per response.......2.50

FORM 12b-25	SEC FILE NUMBER
000-51354

CUSIP NUMBER
NOTIFICATION OF LATE FILING	00770K 103

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aemetis, Inc.
Full Name of Registrant

AE Biofuels, Inc.
Former Name if Applicable

20400 Stevens Creek Blvd., Suite 700
Address of Principal Executive Office (Street and Number)

Cupertino, California 95014
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2012 because the Company’s management has not completed their review of the Company’s financial statements. It is anticipated that the Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Todd Waltz	(408)	213-0925
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 8, 2013, the Registrant furnished for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, a news release announcing its earnings for the quarter and year ended December 31, 2012. Since the date of the announcement, the Registrant has identified the following transactions that impact the results of operations: (1) a Type I subsequent event resulting in a charge to the statement of operations in the amount of approximately $2.1 million, and (2) an adjustment to the final price attributed to the stock issued in connection with the Cilion acquisition and related debt financing that resulted in a benefit to the statement of operations in the amount currently estimated at approximately $6.9 million. The Registrant anticipates reporting, upon completion of the review by management, a net loss of approximately $4.3 million for the year ended December 31, 2012.

Reconciliation of the change to Net Loss for the year ended December 31, 2012 (in millions) follow:

Net Loss announced March 8, 2013	$(9.1)
Charge for Type 1 subsequent event	(2.1)
GAAP stock price adjustment (1)	6.9

Net Loss for year ended December 31, 2012	$(4.3)

(1) Adjustment did not impact the consolidated balance sheet previously reported in our earnings release, other than classification within stockholders’ equity.

Aemetis, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013		By:	/s/ Todd Waltz
Todd Waltz, Chief Financial Officer